FOLEY & LARDNER LLP ATTORNEYS AT LAW 100 NORTH TAMPA STREET, SUITE 2700 TAMPA, FL 33602-5810 P.O. BOX 3391 TAMPA, FL 33601-3391 813.229.2300 TEL 813.221.4210 FAX www.foley.com

April 19, 2006	WRITER’S DIRECT LINE 813.225.4122 ccreely@foley.com Email 078489-0103

Pamela Long, Assistant Director

Andrew Schoeffler, Staff Attorney

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:          Liquidmetal Technologies, Inc.
Registration Statement on Form S-1 filed on December 9, 2005
File Number 333-130251

Dear Ms. Long and Mr. Schoeffler:

On behalf of Liquidmetal Technologies, Inc. (the “Company”), we are transmitting herewith Amendment No. 1 (“Amendment No. 1”) to the Form S-1 Registration Statement that was originally filed by the Company on December 9, 2005 (the “Registration Statement”). Set forth below are the Company’s responses to the Staff’s comments to the Registration Statement, as set forth in the Staff’s letter of January 5, 2006. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

For the information of the Staff and in response to the Staff’s comments in its letter of January 5, please be advised that the Company also previously filed on March 16, 2006 the following documents, each of which is referred to in various parts of this letter:

•                                          Amendment No. 2 to the Company’s Form 10-K for the fiscal year ended December 31, 2004 (the “10-K/A”);

•                                          Amendment No. 1 to the Company’s Form 10-Q for the quarter ended March 31, 2005 (the “First Quarter 10-Q/A”);

•                                          Amendment No. 2 to the Company’s Form 10-Q for the quarter ended June 30, 2005 (the “Second Quarter 10-Q/A”); and

•                                          Amendment No. 1 to the Company’s Form 10-Q for the quarter ended September 30, 2005 (the “Third Quarter 10-Q/A”).

Registration Statement on Form S-1

1.                                      We note the disclosure in Note 2 to your financial statements beginning on page F-9 regarding your ability to continue as a going concern. Please add disclosure under an appropriately titled heading that provides a detailed discussion of your plan to continue in existence as a going concern.

RESPONSE:           In response to this comment, the Company has added the following disclosure to the Registration Statement:

•                                          In the “BUSINESS” section of the Registration Statement, the Company has added a subsection captioned “Going Concern” that includes a detailed discussion of the Company’s plan to continue in existence as a going concern. See page 55 of Amendment No. 1.

•                                          In the “PROSPECTUS SUMMARY” section of the Registration Statement, the Company has changed the “Risk Factors” caption to “Risk Factors/Going Concern” and has added disclosure under this caption about the Company’s plan to continue in existence as a going concern. Please be advised that the added disclosure is a summary version of the new disclosure included under the “Going Concern” caption in the “BUSINESS” section, as described in the preceding bullet point. See page 2 of Amendment No. 1.

•                                          The Company has made substantial revisions to the “Liquidity and Capital Resources” section of the MD&A to include information about the Company’s plan to continue in existence as a going concern. Please see page 38 of Amendment No. 1.

2.                                      It appears that each of the convertible notes and warrants contains anti-dilution adjustments to the number of securities issuable thereunder in the event of any equity issuances, subject to certain exceptions, by your company at an effective price less than the applicable conversion or exercise price. Please describe these provisions in reasonable detail and illustrate the impact of the adjustments. In addition, please discuss the likelihood that these provisions will be triggered in light of the current market price of your common stock, which appears to be trading below $1.00 per share, and the fact that you have been issued a going concern opinion and may have to issue additional equity securities to finance your operations. Finally, please add risk factor disclosure regarding the risks to your stockholders arising from these anti-dilution provisions.

RESPONSE:           The Company has added a new section under “DESCRIPTION OF CAPITAL STOCK” that explains the anti-dilution rights in the notes and warrants. This new section is captioned “Anti-Dilution Provisions in Notes and Warrants,” and it begins on page 77 of Amendment No. 1. Also, on page 17 of Amendment No. 1, the Company has added a new risk factor that discusses the risk associated with these anti-dilution provisions.

3.                                      Please note that Rule 416 may not be used to register for resale an indeterminate amount of shares resulting from the operation of a conversion formula. The anti-dilution provisions contemplated by Rule 416 are those that are in the nature of stock splits, dividends and the like. You must make a good-faith estimate of the number of shares you may issue upon conversion to determine the amount you may register for resale. If the actual number of shares issued is greater than the amount registered, you must file a new registration statement to resell the additional shares. Please see Paragraph 3.5. of the Securities Act section of the March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov. Please revise footnote (5) to the fee table and the first paragraph following the bullet points on the cover of the prospectus accordingly.

RESPONSE:           Please be advised that the Company has made the following changes in connection with this comment:

•                                          The Company has revised footnote (5) of the fee table, which is now footnote (4), so that it now reads as follows:  “Pursuant to Rule 416 under the Securities Act, this registration statement also covers such number of additional shares of common stock to prevent dilution resulting from stock splits, stock dividends, or similar transactions.”

•                                          The Company has revised the fee table to reflect only those shares that are included in the Company’s good-faith estimate of the number of shares issuable upon conversion or exercise of the notes and warrants. In other words, the share numbers are no longer multiplied by 1.2, as reflected on the prospectus cover page of the original filing. In addition to revising the share numbers, the Company correspondingly revised the “Proposed Maximum Aggregate Offering Price” and “Amount of Registration Fee” columns in the fee table. Please also be advised that the Company has reduced the number of shares underlying warrants being registered as a result of the expiration of certain warrants subsequent to the original filing of the Registration Statement.

•                                          On the prospectus cover page and consistent with the changes to the fee table, the Company has revised the share numbers in the bullet points (and also the total number of shares being registered) in accordance with the Company’s good-faith estimate.

•                                          In the “PROSPECTUS SUMMARY” section under the caption “The Offering,” the Company has revised the share numbers in the bullet points (and also the total number of shares being registered) in accordance with the Company’s good-faith estimate and consistent with the changes to the fee table. See page 3 of Amendment No. 1.

•                                          In the “SELLING STOCKHOLDERS” section, the Company has revised the share number in first paragraph in accordance with the Company’s good-faith estimate and consistent with the changes to the fee table. See page 20 of Amendment No. 1.

Cover Page of Prospectus

4.                                      Please remove the references to the “1.2” multiple used to calculate the number of registered shares and revise the section entitled “The Offering” on page 3 to explain the “1.2” multiple. In this regard, please explain in reasonable detail how your convertible notes and warrants are convertible or exercisable into shares of your common stock, including specific examples illustrating this conversion or exercise.

RESPONSE:           The Company has removed the references to the “1.2” multiple on both the prospectus cover page and “The Offering” page.

For the information of the Staff, the “1.2” multiple has no relevance to the conversion formula of the notes or exercise price or number of shares issuable pursuant to the warrants. The “1.2” multiple arose out of a specific provision in the registration rights agreement between the Company and the selling stockholders, and this provision required the Company to include in the Registration Statement a number of shares equal to 1.2 times the number of shares underlying the notes and warrants as of the date of the registration rights agreement. However, subsequent to the original filing of the Registration Statement, the Company has obtained waivers from each of the selling stockholders providing that the Company will not be in breach of this provision of the registration rights agreement to the extent that SEC rules limit the number of shares that may be included in the Registration Statement. As a result of this waiver and as a result of the fact that the share numbers are no longer being computed with reference to the “1.2” multiple (and because references to the multiple have therefore been deleted), the Company has concluded that an explanation of the multiple is no longer necessary on “The Offering” page or elsewhere. If the Staff disagrees with this conclusion, we would be happy to further discuss this matter with the Staff.

In response to the Staff’s request to provide an explanation regarding how the notes and warrants convert into common stock, the Company has added a new paragraph at the bottom of page 3 explaining how the notes and warrants convert into common stock.

Prospectus Summary, page 1

5.                                      Please clearly disclose that you have incurred losses since inception and that you have been issued a going concern opinion.

RESPONSE:           In the “PROSPECTUS SUMMARY” section of the Registration Statement, the Company has changed the “Risk Factors” caption to “Risk Factors/Going Concern” and has added disclosure under this caption about the Company’s history of losses and the fact that it has been issued a going concern opinion.

Risk Factors, page 5

6.                                      Please add risk factor disclosure regarding each of the following:

•                                          the risk disclosed in the last sentence on page 54;

RESPONSE:           In response to this comment, the Company has added a new risk factor on page 10 of Amendment No. 1 under the caption “A substantial increase in the price or interruption in the supply of raw materials for our alloys could have an adverse effect on our profitability.”

•                                          the fact that you have been issued a going concern opinion;

RESPONSE:           In the second risk factor (which begins with “We may require additional funding . . ..”), the Company added a new sentence describing the going-concern opinion. Please see page 5 of Amendment No. 1.

•                                          the fact that your disclosure controls and procedures are not effective;

RESPONSE:           In response to this comment, the Company has added a new risk factor beginning on page 13 of Amendment No. 1 under the caption “We have identified material weaknesses in our internal control over financial reporting and have determined that our disclosure controls and procedures are not effective.”

•                                          the restrictive covenants contained in your debt agreements; and

RESPONSE:           In response to this comment, the Company has added several sentences to the last paragraph of the risk factor captioned “Our level of indebtedness . . .”  These sentences identify the restrictive covenants contained in the Company’s debt agreements and explain that these covenants may curtail the Company’s ability to obtain additional funding or to otherwise engage in transactions that the Company believes are in the best interest of the Company’s stockholders. The added language appears on page 12 of Amendment No. 1.

•                                          the restatement of your 2002 and 2003 financial statements.

RESPONSE:           On page 14 of Amendment No. 1, the Company has added a new risk factor entitled “The restatement of our 2003 and 2002 consolidated financial statements has had a material adverse impact on us.”

We may require additional funding.... page 5

7.                                      Please quantify the risk described in this risk factor by providing an estimate of the amount of funding that you will require over the next twelve months and, to the extent practicable, the next three years. Please also discuss in greater detail the potential dilution to stockholders.

RESPONSE:                                The Company has revised this risk factor to provide the requested estimate of the amount of funding that the Company anticipates that it may require over the next twelve months, although given the unpredictable and uncertain nature of the Company’s business and future capital needs, the Company does not believe that it is practicable to provide an estimate for the next three years. The Company has also revised the risk factor to add more detail regarding the potential dilution to stockholders. Please see page 5 of Amendment No. 1.

If we cannot establish and maintain relationships.... page 6

8.                                      Item 503(c) of Regulation S-K states that issuers should not “present risk factors that could apply to any issuer or any offering.” It appears that the risk described under this subheading could apply to nearly any issuer. Please revise to clearly explain how this risk specifically applies to you. Please also comply with this comment in risk factors 11, 14, 15 and 24.

RESPONSE:           The following risk factors have been revised to more clearly explain how each risk specifically applies to the Company:

•                                          The risk factor beginning with “If we cannot establish . . .”  See page 6 of Amendment No. 1.

•                                          The risk factor beginning with “We may not be able to effectively compete . . .” (risk factor #11). See page 7 of Amendment No. 1.

•                                          The risk factor beginning with “Our growth depends on our ability . . .”  (risk factor #14). See page 8 of Amendment No. 1.

•                                          The risk factor beginning with “We may not be able to successfully identify . . .” (risk factor #15). See page 8 of Amendment No. 1.

•                                          The risk factor beginning with “Evolving regulation of corporate governance . . .” (risk factor #24). See page 16 of Amendment No. 1.

We expect to derive a substantial portion of our revenue.... page 9

9.                                      We note the risks set forth in the bullet points. Please revise to provide specific examples of how these risks have or could impact your company.

RESPONSE:           The Company has revised the bullet points to more specifically state how these risks impact the Company’s operations. Please see page 9 of Amendment No. 1.

Our business is subject to potential and adverse consequences of exchange rate.... page 9

10.                               Please quantify the risk described in this risk factor.

RESPONSE:           The Company has added disclosure at the end of this risk factor setting forth the average exchange rates for the years ended December 31, 2003, 2004, and 2005. The additional disclosure also states the gains (losses) from fluctuation of exchange rates during such periods. See page 10 of Amendment No. 1.

Our level of indebtedness reduces our financial flexibility.... page 10

11.                               The risk described in the fourth bullet point regarding a default appears to be a significant risk that should be disclosed under its own explanatory subheading. Please revise accordingly.

RESPONSE:           In response to this comment, the Company has added a new risk factor on page 12 of Amendment No. 1 under the caption “If we default on the convertible notes that we have issued, the noteholders may accelerate the amounts due under such notes and may foreclose on the security interests that secure the notes.”

We have not complied with Section 404 of the Sarbanes-Oxley Act.... page 11

12.                               Please revise this risk factor to disclose the actual risk to an investor, namely the risk that investors may not be able to rely on your financial statements.

RESPONSE:           The Company has revised the risk factor by adding the following sentence to the first paragraph thereof:  “As a result, investors in this offering may not be able to rely on our financial statements for the fiscal year ended December 31, 2004.”  See page 12 of Amendment No. 1.

13.                               Please remove language in this risk factor and elsewhere in your filing stating that the SEC has advised you as to the matters discussed, as this may be understood by investors to suggest that the disclosure has been approved by the Commission.

RESPONSE:           The Company has removed the language relating to discussions with the SEC in accordance with the Staff’s comment. See pages 12, 13, 44, and F-10 of Amendment No. 1 for the sections of the document that previously contained such references.

Selling Stockholders, page 17

14.                               Please advise us as to whether any entity listed in your selling stockholder table is a broker-dealer or an affiliate of a broker-dealer. If a selling stockholder is a broker-dealer, your prospectus should state that the selling stockholder is an underwriter. If a selling stockholder is an affiliate of a broker-dealer, please provide the following representations in your prospectus:

•                                          the selling stockholder purchased the securities to be resold in the ordinary course of business; and

•                                          at the time of the purchase of the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If you are unable to make these representations, please state that the selling stockholder is an underwriter.

RESPONSE:           The Company has surveyed each selling stockholder to determine whether any selling stockholder is a broker-dealer or an affiliate of a broker-dealer. The Company has revised this section to identify the selling stockholders that are broker-dealers in accordance with the Staff’s comment. For the information of the Staff, the selling stockholders that are broker-dealers are Commonwealth Associates, LP and Indigo Securities, LLC. Please be advised that both of these parties received their notes and warrants, and the shares underlying such notes and warrants being registered pursuant to the Registration Statement, as underwriting compensation in consideration for acting as a placement agent in the private placements in which the notes and warrants were issued. As these shares being registered pursuant to the Registration Statement were issued as underwriting compensation, these parties are not underwriters in this offering, and therefore we believe that they do not need to be described as such in the Registration Statement. Also, Bruce Rosen (the ultimate beneficial owner of shares held by Bear Stearns f/b/o Rosen Capital), Eric Brachfeld, Greg Osborn, Keith Barksdale, Edward Neugeboren, and Robert O’Sullivan (all selling stockholders) have advised the Company that they are affiliates of broker-dealers, and they have represented to the Company that they each purchased the securities to be resold in the ordinary course of business and at the time of the purchase of the securities to be resold, each had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Such representations have been added to the Selling Stockholders section of the prospectus in footnotes (5) and (6) thereof (see page 23 of Amendment No. 1). No other selling stockholders represented to the Company that they are broker-dealers or affiliates of broker-dealers.

15.                               If a selling stockholder is not a natural person, please disclose the natural person or persons with dispositive voting or investment control. Please refer to Item 4S of the Regulation S-K section of the March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov,

RESPONSE:           The Company has revised this section to disclose the natural persons who exercise sole or shared voting or investment power over the shares held by selling stockholders that are entities.

16.                               The amount of securities reflected in your selling stockholders table is less than the total amount registered. Please reconcile.

RESPONSE:           As reflected in the responses to Comments #3 and #4 above, the Company has reduced the total number of shares being registered so that it reflects only those shares that are included in the Company’s good-faith estimate of the number of shares issuable upon conversion or exercise of the notes and warrants. This reduced number (a total of 11,448,998 shares) is now the same as the total number of shares reflected on the selling stockholders table, so the numbers are now reconciled. Please see pages 20 through 23 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition.... page 29

17.                               Please disclose the information required by Item 305 of Regulation S-K.

RESPONSE:           The Company has added a subsection to the MD&A entitled “Quantitative and Qualitative Disclosures About Market Risks.”  This new subsection, which appears on page 47 of Amendment No. 1, contains the information required by Item 305 of Regulation S-K.

18.                               It appears that the debt instruments contain restrictive covenants. Please discuss the impact of these covenants on your operations, including any impact on your financial condition or results of operations. In addition, please disclose whether you are in compliance with these covenants.

RESPONSE:           The Company has added a paragraph to the MD&A describing the restrictive covenants contained in the Company’s convertible notes and the impact of noncompliance with such covenants. The new paragraph also discloses that the Company believes that it is in compliance with all such covenants. This new paragraph is set forth on page 40 of Amendment No. 1.

Business, page 46

19.                               Please disclose the information required by Item 101(c)(xii) of Regulation S-K.

RESPONSE:           The Company has added a new subsection entitled “Environmental Law Compliance” on page 59 of Amendment No. 1 to disclose the information required by Item 101(c)(xii) of Regulation S-K.

Competition, page 55

20.                               Please identify the principal methods of competition in your industries. Please also discuss your competition’s advantages over you in each of your industries and how this meets your competitive position within each industry.

RESPONSE:           In response to this comment, the Company has substantially expanded the first paragraph under “Competition.”  Please see page 58 of Amendment No. 1.

Principal Stockholders. page 73

21.                               We note that your calculation of beneficial ownership, including the calculation of the number of shares that may be acquired within 60 days, is based on a date of October l, 2005. You are required to calculate beneficial ownership as of the most recent practicable date. In addition, the assumptions in the third paragraph are not appropriate with respect to the calculation of beneficial ownership in this section. Please revise accordingly. See Item 403 of Regulation S-K.

RESPONSE:           The Company has revised the Principal Stockholders table (including the lead-in language and footnotes) to reflect a stated calculation date of March 20, 2006. This date is also now being used for calculation of the number of shares that may be acquired within 60 days. Additionally, the Company has deleted the third-paragraph in the section and has ensured that such shares are not included as a part of the number of shares outstanding as of March 20, 2006.

22.                               Please identify the relationship to your company of each individual listed in the table. For example, are any individuals non-management 5% stockholders?

RESPONSE:           The Company has revised the Principal Stockholders table on page 74 of Amendment No. 1 by dividing the table into two parts, captioned “5% Stockholders” and “Directors and Named Executive Officers” respectively. The addresses for the 5% Stockholders were also added to the table.

Plan of Distribution, page 78

23.                               Please disclose whether your company or any selling stockholder intends to use any means of distributing or delivering the prospectus other than by hand or the mails, such as electronic delivery. Please also disclose whether your company or any selling stockholder intends to use any forms of prospectus other than the printed prospectuses, such as CD-ROMs, videos, etc. and provide us copies of all such prospectuses. See SEC Releases No. 33-7233 and No. 33-7289.

RESPONSE:           The Company has added a new paragraph to page 82 of Amendment No. 1 stating the following:  “We and the selling stockholders will distribute the prospectus only by hand or the mails and only in the form of this prospectus. Neither we nor the selling stockholders will distribute or deliver the prospectus electronically or in any form of prospectus other than the printed form of this prospectus.”

For the information of the Staff, the intent of the selling stockholders as expressed in the foregoing paragraph was confirmed by the selling stockholders in signed questionnaires provided to the Company.

24.                               Please advise us as whether your company or any selling stockholder has any arrangements with a third party to host or access the preliminary prospectus on the Internet. If so, please tell us who the party is and the address of the website. In addition, please describe the material terms of the agreement and provide us with a copy of any written agreement. Finally, please provide us with copies of all information concerning your company or this offering that appears on the third-party website.

RESPONSE:           Please be advised that the Company and the selling stockholders have no arrangements with any third party to host or access the preliminary prospectus on the Internet.

25.                               We note the disclosure in the third paragraph regarding short sales. Please advise us as to whether any selling stockholder has taken or plans to take any short position prior to the effectiveness of your registration statement. In addition, please confirm that you and each of the selling stockholders are aware of our position on short sales against the box. See interpretation A.65 of the July 1997 Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov,

RESPONSE:           The Company will not, and each selling stockholder has acknowledged to the Company in writing that it will not, use shares registered on the Registration Statement to cover short sales of the Company’s common stock prior to the date on which the Registration Statement shall have been declared effective by the SEC. The Company has also revised this section to reflect the Commission’s position on this subject by adding the words “after the effective date of the registration statement . . .” in the paragraph immediately following the numbered list on page 81 of Amendment No. 1.

26.                               We note your disclosure in the fourth paragraph. Please confirm that you are aware that you may only substitute a new selling stockholder for an original selling stockholder by means of a prospectus supplement if:

•                                          the change is not material;

•                                          the number of securities or dollar amount registered does not change; and

•                                          the new selling stockholder’s securities can be traced to those covered by the original registration statement.

In addition, please be advised that you may not use a prospectus supplement to add selling stockholders to your registration statement if their ownership cannot be traced to securities registered in the original registration statement. Otherwise, you must make the changes by a post-effective amendment.

RESPONSE:           The Company acknowledges the Staff’s comment and confirms that it is aware of the substance of such comment.

27.                               We note the disclosure in the fifth paragraph. If a selling stockholder enters into an agreement, after the effectiveness of the registration statement, to sell its shares to a broker-dealer as principal and the broker-dealer is acting as an underwriter, then you need to file a post-effective amendment to the registration statement identifying the broker-dealer, providing the required information on the plan of distribution, revising the appropriate disclosures in the registration statement, and filing the agreement as an exhibit to the registration statement. Please revise the disclosure in this section to indicate that you will file a post-effective amendment addressing the above information. Additionally, prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department.

RESPONSE:           The Company acknowledges the information in this comment and has added language to this section in accordance with the Staff’s comment. The added language is set forth in the first paragraph on page 82 of Amendment No. 1.

Certain Relationships and Related Transactions, page 80

28.                               Please state whether you believe that the transactions described in this Section are on terms at least as favorable to you as you would expect to negotiate with unrelated third parties.

RESPONSE:           The Company has added a sentence to this section stating that the Company believes that all of the transactions identified in the section were consummated on terms at least as favorable to the Company as the Company would expect to negotiate with unrelated third parties. This new sentence appears on page 84 of Amendment No. 1 as the last paragraph of the section.

29.                               We note the disclosure in the first paragraph. Please identify the former director and disclose the amount of royalties that you have received.

RESPONSE:           In this paragraph, the Company has identified the former director (Jack Chitayat) and has disclosed that the Company has not received any royalties to date under the agreement. Please see page 83 of Amendment No. 1.

30.                               We note the disclosure in the sixth paragraph that you entered into an agreement with Mr. Kang regarding Section 16 liability. Please file this agreement as an exhibit to your registration statement.

RESPONSE:           Please be advised that this agreement was filed as Exhibit 10.58 to the Company’s Form 10-K for its 2005 fiscal year, as filed on March 16, 2006.

Changes of Accountants, page 81

31.                               Please delete the last sentence of the fourth paragraph on page 82, as you are not permitted to incorporate by reference.

RESPONSE:           The Company has deleted the referenced sentence in accordance with the Staff’s comment.

Report Independent Registered Public Accounting Firm, page F-2

32.                               Amend your filing to include an audit report with a conformed signature as required by Article 2-02(a) of Regulation S-X.

RESPONSE:           The Company has revised the audit report in accordance with the Staff’s comment.

33.                               Tell us why the city of issuance indicated on the audit report does not match the city of issuance on their consent.

RESPONSE:           Please be advised that the independent registered public accounting firm (Stonefield Josephson, Inc.) has California offices in both Santa Monica and Irvine. The office of issuance for the consent was Santa Monica, and the office of issuance for the audit report is located in Irvine.

Going Concern/ Sarbanes Oxley Act of 2002, page F-9

34.                               Please tell us the status of your assessment of internal control over financial reporting as of December 31, 2005, including generally what you have documented and tested and what controls have not been documented and tested and your plans to complete your assessment.

RESPONSE:           On January 16, 2006, the Company’s management completed and concluded its documentation, assessment and evaluation of its internal controls over financial reporting as of December 31, 2005. During the course of its assessment, management identified the control deficiencies described in the Form 10-K/A filed on March 31, 2006. Management believes that these deficiencies were remediated as of December 31, 2005. However, the Company’s independent auditors, Stonefield Josephson Inc., resigned on December 1, 2005, and on January 20, 2006, the Company engaged Choi, Kim & Park LLP (“CKP”) as its new independent registered public accounting firm. While the Company has advised CKP of the weaknesses in internal controls, due to the untimeliness of the foregoing events, CKP was unable to conduct an audit of the Company’s internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, and thus, has issued a disclaimer of an opinion on the Company’s internal control over financial reporting as of December 31, 2005.

Summary of Significant Accounting Policies, page F-10

Revenue Recognition

35.                               We note your use of the percentage of completion method for research and development contracts. Please tell us the percentage of total revenue accounted for using this method of accounting. Also tell us your basis for using this method.

RESPONSE:           The Company has disclosed its basis for using the percentage-of-completion method in revised language now appearing in Note 3 to the Company’s consolidated financial statements included in the Registration Statement. This new disclosure appears on page F-11 of Amendment No. 1. In addition, for the information of the Staff, 9%, 10%, and 16% of total revenues were recognized under the percentage-of-completion method for research and development contracts during the years ended December 31, 2005, 2004, and 2003, respectively.

Notes Payable, page F-20

36.                               Please tell us what consideration you gave to paragraph 12 of SFAS 133 and paragraph 4 of EITF 00-19 in your determination of whether the debt conversion features constitute embedded derivative instruments and whether the debt instruments qualify as “conventional convertible” instruments.

RESPONSE:           The Company reviewed its debt accounting with respect to paragraph 12 of SFAS 133 and paragraph 4 of EITF 00-19, and concluded that the conversion feature from its August 2005 private placement notes (the “Notes”) constitute derivative instruments under SFAS 133 as the Notes do not qualify as “conventional convertible” instruments. The Company originally accounted for the debt conversion feature in equity. As the Notes are not conventional convertible instruments, the conversion feature should have been presented as a liability. Accordingly, the Company restated its quarterly results for the three months ended September 30, 2005 on Form 10-Q/A, which was filed on March 16, 2006. In connection with the above-described review, the Company determined that its other convertible notes do qualify as “conventional convertible” instruments under SFAS 133.

Item 14. Indemnification of Directors and Officers, page II-1

37.                               We note the disclosure in the third paragraph of this section. Please file these indemnity agreements as exhibits to your registrations statement.

RESPONSE:           Please be advised that the same form of Indemnity Agreement is used for all officers and directors, and this form of Indemnity Agreement was filed as Exhibit 10.59 to the Form 10-K for the Company’s 2005 fiscal year, as filed on March 16, 2006.

38.                               Please delete the last paragraph of this section, as the disclosure in this section should be materially complete.

RESPONSE:           The Company has made this deletion in accordance with the Staff’s comment.

Item 15. Recent Sales of Unregistered Securities, page II-2

39.                               We note the Securities Act exemption you cite with respect to each transaction listed in this section. Please briefly describe the facts upon which you relied to make each exemption available. See Item 701(d) of Regulation S-K.

RESPONSE:           The Company has revised the first paragraph of Item 15 to briefly describe the facts relied upon for purposes of claiming the exemption.

40.                               Please provide the information required by paragraphs (a) through (d) of Item 701 of Regulation S -K for any options issued during the last three years.

RESPONSE:           Please be advised that the Company has not included any options in Item 15 since all options granted during the past three years have been issued under the Company’s Registration Statement on Form S-8 originally filed on November 25, 2002 and were not issued under an exemption.

41.                               We note the disclosure in the third sentence of paragraph (1) regarding the total number of shares issuable upon exercise of the warrants. Please reconcile with the disclosure in the last paragraph on page F-20,

RESPONSE:           Please be advised that this discrepancy was due to a rounding error. The “1.1 million” in the third sentence of paragraph (1) has been changed to “1.2” million.

Item 16. Exhibits and Financial Statements Schedules, page 11-2

42.                               Please file as promptly as practicable each exhibit required by Item 601 of Regulation S-K, in particular Exhibit 5.1. These exhibits and any related disclosure are subject to review and you should allow a reasonable period of time for our review prior to requesting acceleration.

RESPONSE:           This comment is duly noted and acknowledged by the Company. Please be advised that Exhibit 5.1 has been filed as a part of Amendment No. 1, together with new Exhibits 10.58 (incorporated by reference), 10.59 (incorporated by reference), 10.60, and 10.61.

43.                               Please file your factoring, loan and security agreement, dated as of April 21, 2005, as an exhibit to your registration statement,.

RESPONSE:           The Company has filed this agreement as Exhibit 10.60 to the Form 10-K for the Company’s 2005 fiscal year, as filed on March 16, 2006.

Item 17. Undertakings page II-2

44.                               Please provide the undertaking required by Item 512(h) of Regulation S-K.

RESPONSE:           The Company has revised this section in accordance with the Staff’s comment.

Form l0-K/A for the fiscal year ended December 31, 2004

General

45.                               Please consider the above comments, to the extent applicable, in the preparation of future Exchange Act reports, particularly your annual report on Form I 0-K.

RESPONSE:           This comment is duly noted and acknowledged by the Company.

46.                               Please comply with the following comments in each of your Forms 10-Q for the fiscal quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

RESPONSE:           The Company duly notes and acknowledges this comment. Please be advised that, to the extent that any of the following comments have prompted an amendment to any of these Forms 10-Q, such amendment is noted in the Company’s responses below.

Item 9A. Controls and Procedures, page 3

47.                               Amend the second paragraph to read that your evaluation of Disclosure Controls and Procedures was performed as of the end of the period covered by the report as required by Item 307 of Regulation S-K.

RESPONSE:           In the 10-K/A, the Company revised the second paragraph of Item 9A in accordance with the Staff’s comment. Please be advised that the Company has also made corresponding revisions in Item 4 of the First Quarter 10-Q/A, Second Quarter 10-Q/A, and Third Quarter 10-Q/A.

48.                               We note the conclusions of your certifying officers in the second paragraph that your disclosure controls and procedures are not effective. The description of your disclosure controls and procedures appears to be based on the definition set forth in Rule 13a-15(e) under the Exchange Act. As described, however, the description does not fully conform to that definition. Please revise accordingly. Alternatively, you may state that your certifying officers concluded that your disclosure controls and procedures, as of the end of the period covered by the report, were not effective.

RESPONSE:           In the 10-K/A, the Company revised this section to simply state that the certifying officers have concluded that the Company’s disclosure controls and procedures, as of the end of the period covered by the report, were not effective. Please be advised that the Company has also made corresponding revisions in Item 4 of the First Quarter 10-Q/A, Second Quarter 10-Q/A, and Third Quarter 10-Q/A.

49.                               We note the conclusions of your management regarding the effectiveness of your internal control over financial reporting. Please reconcile with the disclosure indicating that your management has not completed its assessment of your internal control over financial reporting.

RESPONSE:           The Company has reconciled this disclosure by specifically stating that management’s conclusions regarding the effectiveness of internal control over financial reporting were based on the portion of the assessment that had actually been completed through the date of the report. In particular, in the second sentence in the second paragraph under the caption “Management’s Report on Internal Control Over Financial Reporting” in the 10-K/A now reads as follows:  “Although management has not yet completed its review and assessment of all of the Company’s internal controls over financial reporting, based on the review and assessment efforts that have actually been completed, management has identified several control deficiencies that existed during and as of the year ended December 31, 2004, some of which have been determined to be material weaknesses in internal control over financial reporting.”  Please be advised that the Company has also made corresponding revisions in Item 4 of the First Quarter 10-Q/A and Second Quarter 10-Q/A. The Company believes that no such revision is warranted in the Third Quarter 10-Q/A.

50.                               We note the disclosure in the fourth and fifth paragraphs and have the following comments:

•                                          Please disclose when the material weaknesses began.

•                                          Please disclose in greater detail the material weaknesses and their impact on your financial statements.

•                                          Please disclose the specific steps you have taken to remediate the material weaknesses.

•                                          Please disclose the identity of the independent consulting firm you have retained and disclose the findings of this consultant.

RESPONSE:           The Company has substantially revised the disclosure set forth under the caption “Management’s Report on Internal Control Over Financial Reporting” in Item 9A of the 10-K/A to address the above points. Additionally, substantial revisions have been made in Item 4 of the First Quarter 10-Q/A, Second Quarter 10-Q/A, and Third Quarter 10-Q/A to address the above points, and these revisions are set forth under the caption “Update on Management’s Assessment of Internal Control Over Financial Reporting” in such reports.

51.                               Please disclose any changes in your internal control over financial reporting that occurred during the last fiscal quarter that was materially affected or is reasonably likely to materially affect your internal control over financial reporting. See Item 308(c) of Regulation S-K.

RESPONSE:           In response to this comment, the Company has revised the disclosure in Item 4 of the Second Quarter 10-Q/A and Third Quarter 10-Q/A to disclose material changes in internal control over financial reporting during the relevant quarters. For the information of the Staff, no revisions were made to the 10-K/A or First Quarter 10-Q/A in response to this comment because no material changes in internal control over financial reporting were made during the last quarter of 2004 or the first quarter of 2005.

Exhibits 31.3 and 31.4

52.                               Amend your December 31, 2004 certifications to include the missing two sections relating to internal control over financial reporting required for accelerated filers. Also please note that the certifying officers should not include their positions in the first line of the certification. Also amend your 2005 10-Q certifications to reflect the missing sections of the certifications relating to internal control over financial reporting. See Item 601(b)(31) of Regulation S-K.

RESPONSE:                                The Company has amended the certifications to include the missing sections and to delete the certifying officers’ positions in the first line. This change has been made in each of the 10-K/A, the First Quarter 10-Q/A, the Second Quarter 10-Q/A, and the Third Quarter 10-Q/A. Please be advised that, in the 10-K/A, these certifications have been renumbered as Exhibits 31.1 and 31.2.

Form 10-Q for the fiscal quarter ended September 30, 2005

Item 4. Controls and Procedures. page 34

53.                               We note that the conclusion of your certifying officers in the third paragraph refers to the first quarter of 2005. Your certifying officers must assess the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report in which the conclusion is stated. Please revise accordingly. See Item 307 of Regulation S-K.

RESPONSE:                                Please be advised that this error has been corrected in Item 4 in the Third Quarter 10-Q/A.

54.                               We note the disclosure under the heading “Changes In Internal Controls” on page 36. Please disclose in reasonable detail the changes that were made to your internal control over financial reporting.

RESPONSE:                                The disclosure under the caption “Changes in Internal Controls” in the Third Quarter 10-Q/A has been substantially revised to include a more detailed description of the changes made to the Company’s internal control over financial reporting.

*                                         *                                         *                                         *

Please do not hesitate to contact the undersigned at (813) 225-4122 if you have any questions or comments regarding the foregoing responses to your letter.

Very truly yours,

/s/ Curt P. Creely

Curt P. Creely

Enclosures